United Airlines Series 2019-2 EETC September 3, 2019 Investor Presentation Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-221865-01 Dated: September 3, 2019

Certain statements included in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “anticipates,” “indicates,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals”, “targets” and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: our ability to execute our strategic operating plan, including our growth, revenue-generating and cost-control initiatives; general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); risks of doing business globally, including instability and political developments that may impact our operations in certain countries; demand for travel and the impact that global economic and political conditions have on customer travel patterns; our capacity decisions and the capacity decisions of our competitors; competitive pressures on pricing and on demand; changes in aircraft fuel prices; disruptions in our supply of aircraft fuel; our ability to cost-effectively hedge against increases in the price of aircraft fuel, if we decide to do so; the effects of any technology failures or cybersecurity breaches; disruptions to services provided by third-party service providers; potential reputational or other impact from adverse events involving our aircraft or operations, the aircraft or operations of our regional carriers or our code share partners or the aircraft or operations of another airline; our ability to attract and retain customers; the effects of any terrorist attacks, international hostilities or other security events, or the fear of such events; the mandatory grounding of aircraft in our fleet; disruptions to our regional network; the impact of regulatory, investigative and legal proceedings and legal compliance risks; the success of our investments in other airlines, including in other parts of the world; industry consolidation or changes in airline alliances; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; costs associated with any modification or termination of our aircraft orders; disruptions in the availability of aircraft, parts or support from our suppliers; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; labor costs; an outbreak of a disease that affects travel demand or travel behavior; the impact of any management changes; extended interruptions or disruptions in service at major airports where we operate; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements, environmental regulations and the United Kingdom's withdrawal from the European Union); the seasonality of the airline industry; weather conditions; the costs and availability of aviation and other insurance; the costs and availability of financing; our ability to maintain adequate liquidity; our ability to comply with the terms of our various financing arrangements; our ability to realize the full value of our intangible assets and long-lived assets; and other risks and uncertainties set forth under Part I, Item 1A., “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission. Safe harbor statement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse toll-free at 1-800-221-1037, Citigroup Global Markets, Inc. at 1-212-723-6171, Goldman Sachs & Co. LLC at 1-866-471-2526, or Morgan Stanley toll-free at 1-866-718-1649. Additional Information

1 Initial LTV and Maximum LTV for the Class AA, Class A and Class B Certificates calculated as of May 1, 2020, which is assumed to be the first Regular Distribution Date following the expected financing of all aircraft. United Airlines, Inc. (“United” or “UAL”) intends to raise up to $1,221,245,000 through the offering of Pass Through Certificates, Series 2019-2 (the “Certificates”): Class AA face amount of $702,146,000 Class A face amount of $286,718,000 Class B face amount of $232,381,000 The proceeds from the offering will be used by United to finance 19 aircraft: Three Boeing 787-9 aircraft scheduled to be delivered between January and February 2020 Four Boeing 787-10 aircraft, selected by United from five eligible Boeing 787-10 aircraft, the first two delivered new in April and May 2019 and the remaining aircraft scheduled to be delivered in December 2019 and February 2020 Two Boeing 777-300ER aircraft scheduled to be delivered in November and December 2019 Ten Embraer ERJ 175 LL aircraft scheduled to be delivered between September and December 2019 The Certificates offered in the transaction will include three tranches of debt: Class AA senior tranche amortizing over 12.6 years, with a 42.5% Initial / Max Loan-to-Value ratio (“LTV”)1 Class A junior tranche amortizing over 8.6 years, with a 59.9% Initial / Max LTV1 Class B junior subordinated tranche amortizing over 8.6 years, with a 74.0% Initial / Max LTV1 No additional aircraft will be financed to increase the offering size of the Class AA, Class A, or Class B Pass Through Certificates United will retain the option to offer and issue additional subordinated classes of Certificates at any time after the issuance date of the Class AA, Class A, and Class B Certificates Joint Structuring Agents: Credit Suisse, Citigroup, Goldman Sachs Joint Lead Active Bookrunners: Credit Suisse, Citigroup, Goldman Sachs, Morgan Stanley Liquidity Facility Provider: National Australia Bank Limited Depositary: Sumitomo Mitsui Banking Corporation New York Branch The Certificates are being offered under separate preliminary prospectus supplements, one relating to the Class AA and Class A and the other relating to the Class B (the “Preliminary Prospectus Supplements”) United Airlines 2019-2 EETC

United Series 2019-2 EETC structural summary

	2019-2 Class AA	2019-2 Class A	2019-2 Class B
Face Amount	$702,146,000	$286,718,000	$232,381,000
Expected Ratings (Moody's / Fitch)	Aa3 / AA	A2 / A	Baa2 / BBB
Initial LTV / Max LTV[1]	42.5% / 42.5%	59.9% / 59.9%	74.0% / 74.0%
Weighted Average Life (years)	9.2	7.1	5.1
Regular Distribution Dates	May 1 and November 1	May 1 and November 1	May 1 and November 1
Final Expected Distribution Date[2]	May 1, 2032	May 1, 2028	May 1, 2028
Final Maturity[3]	November 1, 2033	November 1, 2029	November 1, 2029
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semi-annual interest payments	Three semi-annual interest payments	Three semi-annual interest payments

[1] Initial LTV and Maximum LTV for the Class AA, Class A and Class B Certificates calculated as of May 1, 2020, which is assumed to be the first Regular Distribution Date following the expected financing of all aircraft.
[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[3] The Final Maturity Date for each class of the Certificates is the date that is 18 months after the Final Expected Distribution Date for the relevant Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

UNITED 5

Key structural elements Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Three Classes of Certificates Offered Each class of Certificates will benefit from a liquidity facility covering three consecutive semi-annual interest payments Waterfall Same waterfall both before and after an event of default Interest on Preferred Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates and interest on Preferred Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, subordinated Certificate holders have the right to purchase all (but not less than all) of the then outstanding more senior classes of Certificates at par plus accrued and unpaid interest Cross-Collateralization and Cross-Default of all Aircraft The Equipment Notes will be cross-collateralized by all aircraft in the portfolio All indentures will include cross-default provisions Collateral Aircraft types strategically core to United’s fleet operations, delivered or scheduled to be delivered new between April 2019 and February 2020. United will have the right to select four out of five eligible Boeing 787-10 aircraft to be financed with the proceeds of this transaction Additional Certificates United retains option to issue additional subordinated classes of Certificates at any time in the future

Aircraft collateral summary – base values[1]

- United has obtained base value desktop appraisals from three appraisers (AISI, BK, and mba)
- Aggregate Aircraft appraised value of approximately $1,672 million[2]. Appraisals available in the Preliminary Prospectus Supplements
- Appraisals indicate a minimum collateral cushion of 57.5%, 40.1%, and 26.0% on the Class AA, Class A, and Class B Certificates, respectively[3], which increases over time as the Class AA, Class A, and Class B debt amortizes

								Base Value ($mm)			
Aircraft No.	Aircraft Type	Narrow / Widebody / Regional	Registration Number	Manufacturer's Serial Number	Engine Type	MTOW (lbs)	Delivery Month	AISI	BK	mba	LMM[2]
1	Boeing 787-9	Widebody	N29975	66134	GEnx-1B76A	560,000	Jan-20	$149.67	$158.21	$146.23	$149.67
2	Boeing 787-9	Widebody	N24976	66135	GEnx-1B76A	560,000	Feb-20	149.92	158.53	146.35	149.92
3	Boeing 787-9	Widebody	N29977	66136	GEnx-1B76A	560,000	Feb-20	149.92	158.53	146.35	149.92
4	Boeing 787-10	Widebody	N16009	40938	GEnx-1B76	560,000	Apr-19	150.75	172.84	145.09	150.75
5	Boeing 787-10	Widebody	N91007	40929	GEnx-1B76	560,000	May-19	151.25	173.24	145.81	151.25
6	Boeing 787-10	Widebody	N12010	40926	GEnx-1B76	560,000	Dec-19	154.01	176.00	151.48	154.01
7	Boeing 787-10	Widebody	N14011	40934	GEnx-1B76	560,000	Dec-19	154.01	176.00	151.48	154.01
8	Boeing 777-300ER	Widebody	N2749U	66589	GE90-115BL	775,000	Nov-19	153.94	176.04	155.86	155.86
9	Boeing 777-300ER	Widebody	N2250U	66590	GE90-115BL	775,000	Dec-19	154.20	176.32	155.80	155.80
10	Embraer ERJ 175 LL	Regional	N616UX	17000817	CF34-8E5	85,098	Sep-19	29.78	29.97	30.88	29.97
11	Embraer ERJ 175 LL	Regional	N617UX	17000819	CF34-8E5	85,098	Oct-19	29.83	30.02	30.90	30.02
12	Embraer ERJ 175 LL	Regional	N618UX	17000820	CF34-8E5	85,098	Oct-19	29.83	30.02	30.90	30.02
13	Embraer ERJ 175 LL	Regional	N619UX	17000821	CF34-8E5	85,098	Oct-19	29.83	30.02	30.90	30.02
14	Embraer ERJ 175 LL	Regional	N620UX	17000824	CF34-8E5	85,098	Nov-19	29.88	30.07	30.93	30.07
15	Embraer ERJ 175 LL	Regional	N621UX	17000825	CF34-8E5	85,098	Nov-19	29.88	30.07	30.93	30.07
16	Embraer ERJ 175 LL	Regional	N622UX	17000826	CF34-8E5	85,098	Nov-19	29.88	30.07	30.93	30.07
17	Embraer ERJ 175 LL	Regional	N623UX	17000830	CF34-8E5	85,098	Dec-19	29.93	30.12	30.95	30.12
18	Embraer ERJ 175 LL	Regional	N624UX	17000831	CF34-8E5	85,098	Dec-19	29.93	30.12	30.95	30.12
19	Embraer ERJ 175 LL	Regional	N625UX	17000835	CF34-8E5	85,098	Dec-19	29.93	30.12	3095	30.12
Total								**$1,666.37**	**$1,826.31**	**$1,653.67**	**$1,671.79**

1 Collateral summary shown assumes that United elects to finance the four Boeing 787-10 aircraft with the earliest scheduled delivery dates from the five such aircraft eligible to be financed in the offering.
2 Lesser of the mean and median of the base value of each aircraft as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and morten beyer & agnew, Inc. ("mba") as of September 1, 2019.
3 Minimum collateral cushion is calculated as of May 1, 2020, the Regular Distribution Date with the Maximum LTV set forth under "Loan to Aircraft Value Ratios" in the Summary of the Preliminary Prospectus Supplements.

UNITED 7

Aircraft collateral – key observations Source: United 1 Lesser of the mean and median of the base value of each aircraft as appraised by AISI, BK and mba as of September 1, 2019. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. All figures assume that dUnited elects to finance the four Boeing 787-10 aircraft with the earliest scheduled delivery dates from the five such aircraft eligible to be financed in the offering. Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 2019-2 Collateral fleet breakdown By appraised value (LMM)1 Liquid, high quality aircraft collateral The Boeing 787-9 aircraft is United’s new generation midsize widebody aircraft United’s Boeing 787-9 possesses an additional 200 miles of range and holds 38 additional passengers relative to the 787-8 United took delivery of its first 787-10 aircraft in November 2018 Exceptional per seat economics Expected to be utilized on higher density transatlantic routes from Chicago, Newark, and Dulles hubs United’s Boeing 777-300ER aircraft enhances strategic opportunities for its large widebody, long-haul fleet Sized for United’s needs; Polaris Business Class cabin greatly enhances premium customer experience Replaces United’s Boeing 747-400 aircraft as the primary large widebody aircraft in the fleet United will use the 70-seat “LL” variant of the E175 aircraft, which is substantially the same as the “LR” variant in size and capability Range covers most of North and Central America from Newark and Denver hubs

The aircraft collateral Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Aircraft type Importance to United 787-9 The Boeing 787 family is United’s new generation of midsize long-range widebody aircraft The 787-9 fleet possesses an additional 200 miles of range relative to the 787-8, which allows United to fly new routes such as LAX to Melbourne Larger payload/passenger count compared to the 787-8 (257 passengers (in United’s expected configuration for these aircraft to be included in the collateral) vs. 219 for the Boeing 787-8) Fills gap between Boeing 787-8 and Boeing 777-200ER 787-10 United’s newest midsize widebody aircraft and the largest member of its new generation Dreamliner fleet The Boeing 787-10 will have a higher cargo payload and 318 seats (in United’s expected configuration for these aircraft to be included in the collateral), approximately 61 more seats than the 787-9, depending on seat configuration High degree of commonality to United’s 787-9 and -8 fleet Complements current widebody fleet, fits strategically between Boeing 787-9 and Boeing 777-300ER 777-300ER The Boeing 777-300ER enhances strategic opportunities for United’s long-haul fleet, with key value drivers (efficiency, commonality, dependability, flexibility) generating significant long-term value for United Sized at 350 seats (in United’s expected configuration for these aircraft to be included in the collateral) for United’s needs; Polaris Business Cabin greatly enhances premium customer experience Replaces United’s Boeing 747-400 aircraft as the primary widebody aircraft in the fleet Allows for growth on highest demand widebody routes, including those currently operated by 777-200ER United’s 777-300ER aircraft along with the 787 family efficiently cover United’s widebody twin aisle requirements Source: United ERJ 175 LL The Embraer ERJ 175 family of aircraft have been the regional aircraft of choice around the globe in recent years; United will utilize the 70-seat “LL” variant of the ERJ 175 which is substantially the same as the “LR” variant in size and capability United plans to use aircraft to replace 70-seat aircraft currently in operation Range covers most of North and Central America from Newark and Denver hubs Enhanced cabin experience over that offered by other similar size aircraft

Boeing 787-9 aircraft characteristics

The Boeing 787-9 is the new generation long range aircraft

- Improvements to the aircraft include:
  - Carbon composite fuselage and wings
  - Health monitoring systems that allow the aircraft to self-monitor
  - New fuel efficient engines
- Utilizes new all-composite fuselage and establishes new standards in cabin comfort
- Will seat 257 passengers configured with new Polaris and Premium Plus seats
- 19 fewer seats than United's Polaris and Premium Plus configured Boeing 777-200ER

Boeing 787 family liquidity / market update

- Orders and deliveries for the three Boeing 787 variants total 1,462 aircraft from 83 customers
  - 787-8: 363 deliveries
  - 787-9: 476 deliveries
  - 787-10: 32 deliveries
- The Boeing 787 is expected to become the benchmark product in the small/midsize widebody sector
- The Boeing 787-9 and -10 are expected to become the most popular variants over time
  - Well distributed between full service, low cost and charter airlines
  - Significant order backlog with operating lessors

Top 5 Boeing 787-9 Operators (in service / on order)

Operator	Quantity
American Airlines	47
ANA-All Nippon Airways	44
Etihad Airways	41
United Airlines	38
Hainan Airlines	32
Total	**202**

Boeing 787-9 fleet distribution (in service / on order)


Latin America, 4%
Africa, 3%
North America, 17%
Asia Pacific, 33%
Middle East, 15%
Europe, 26%

Sources: The Boeing Company; United; FlightGlobal

UNITED 10

Boeing 787-10 aircraft characteristics

The Boeing 787-10 is the newest and largest variant of the 787 Dreamliner family

- 18 foot fuselage stretch of 787-9
  - Commonality of flight deck, airframe and interior/cabin systems
  - Same design weights / thrust as 787-9
- Larger payload/passenger count
  - 318 seats vs. 257 seats on the 787-9
  - Configured with new Polaris and Premium Plus seats
- Best widebody seat mile costs and covers >90% of twin-aisle routes
- Utilizes new all-composite fuselage and establishes new standards in cabin comfort

Top 5 Boeing 787-10 Operators (in service / on order)

Operator	Quantity
Singapore Airlines	47
Etihad Airways	30
Korean Air	20
EVA Air	19
KLM Royal Dutch Airlines	15
Total	**131**

Sources: The Boeing Company; United; FlightGlobal

Boeing 787 family liquidity / market update

- Orders and deliveries for the three Boeing 787 variants total 1,462 aircraft from 83 customers
  - 787-8: 363 deliveries
  - 787-9: 476 deliveries
  - 787-10: 32 deliveries
- The Boeing 787 is expected to become the benchmark product in the small/midsize widebody sector
- The Boeing 787-9 and -10 are expected to be the most popular variants over time
  - Well distributed between full service, low cost and charter airlines
  - Significant order backlog with operating lessors

Boeing 787-10 fleet distribution (in service / on order)


North America, 12%
Other, 6%
Asia Pacific, 51%
Middle East, 16%
Europe, 14%

UNITED 11

Boeing 777-300ER aircraft characteristics

The Boeing 777-300ER

- 33 foot fuselage stretch of 777-200ER
  - Commonality of flight deck, airframe and interior/cabin systems
- Larger payload/passenger count
  - 350 seats vs. 276 seats on 777-200ER
  - Configured with new Polaris and Premium Plus seats
- Additional range capability compared to the 777-200ER
- Aircraft has cargo capacity of 202 cubic meters, the highest of all current commercial widebodies

Boeing 777 family liquidity / market update

- Bestselling 777 variant to date and core long-haul aircraft for airlines across the world
  - Over 800 Boeing 777-300ERs delivered to 45 different customers
- Newer generation Boeing 777-300ER leave the production line with improved fuel efficiencies over aircraft produced earlier in the line
- Lessor, bank and securitization favorite, easily financed
- Enjoys a reasonably large operator base

Top 5 Boeing 777-300ER Operators (in service / on order)

Operator	Quantity
Emirates Airline	140
Cathay Pacific	51
Qatar Airways	47
Air France	43
Saudia	35
Total	**316**

Boeing 777-300ER fleet distribution (in service / on order)



Latin America, 1%
Africa, 2%
North America, 7%
Asia Pacific, 39%
Middle East, 31%
Europe, 18%

Sources: The Boeing Company; United; FlightGlobal

UNITED 12

Embraer ERJ 175 LL aircraft characteristics

The Embraer ERJ 175 family of aircraft have been the regional aircraft of choice globally in recent years

- 793 Embraer orders for ERJ 175 aircraft as of 2Q2019
  - 82 orders specifically for ERJ 175 LL
- 599 ERJ 175 deliveries as of 2Q2019
- 80 airlines in more than 50 different countries operate aircraft from the E-Jets family (E170, E175, E190, and E195)

Embraer ERJ 175 aircraft liquidity / market update

- ERJ 175 LL aircraft delivered as 70-seat aircraft to United
  - Same fuselage dimensions as other E175s
- Large cabin gives customers more comfort and overhead bin space
  - 7.5 inch wider cabin vs competition
- New wingtip contributes to lower fuel consumption and more range
  - Better performance in hot and high missions
- ERJ 175 family aircraft have been ordered directly or contracted for operation by United, Delta, American and Alaska airlines in North America

Top 5 Embraer ERJ 175 Airline Operators

Operator	Quantity
SkyWest	151
Republic Airline	129
Envoy	62
Mesa Airlines	60
Compass Airlines	56
Total	**458**

Embraer ERJ 175 fleet distribution (Delivered / on order)



Asia Pacific, 2%
Africa, 0%
Europe, 8%
North America, 89%
Middle East, 90%

Sources: FlightGlobal, United, Embraer

UNITED 13